VIA EDGAR

October 2, 2009

Christian Windsor

Special Counsel

Office of Financial Services

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	OceanFirst Financial Corp. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended June 30, 2009 File Number 001-11713

Dear Mr. Windsor:

Please accept this letter as our response to your comments of August 31, 2009 relating to your review of the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	In the future, please include all sections incorporated into your 10-K from your annual report as part of your Exhibit 13. In particular, we note that the Shareholder Information section used to incorporate your response to Item 5 of Form 10-K does not appear to be part of your Exhibit 13.

In the future, we will include all sections incorporated into our 10-K from our annual report as part of our Exhibit 13, including the Shareholder Information section used to incorporate our response to Item 5 of form 10-K.

Origination, Sale, Servicing and Purchase of Loans, page 5

2.	Noting your liability for the repurchase of loans, please tell us and revise future filings to disclose the following:

A.	Please disclose updated information of your remaining total potential repurchase liability at each balance sheet date.

B.	Please disclose the amount of loans repurchased in each period, including the resulting loss.

C.	Please disclose the material assumptions relied on in determining the reserve for potential losses on loans that may have to be repurchased, including a comparison of your assumptions to actual repurchases, clarifying and supporting why your assumptions are reasonable.

A.	Most of the Company’s potential repurchase liability relates to loans originated or sold by Columbia Home Loans (“Columbia”), the Bank’s mortgage banking subsidiary. In September 2007, the Bank discontinued all loan origination activity at Columbia and their offices were subsequently closed. Columbia entered into loan sale agreements with investors in the normal course of business. The loan sale agreements typically required Columbia to repurchase certain loans previously sold in the event of an early payment default, generally defined as the failure by the borrower to make a payment within a designated period early in the loan term (usually during the first 30 to 90 days). Columbia may also have been required to repurchase loans in the event of a breach of a representation or warranty or a misrepresentation during the loan origination process.

At December 31, 2008, Columbia had not originated or sold a loan in over one year and, therefore, the potential repurchase liability relating to the early payment default period (the first 30 to 90 days) was zero. The liability for the repurchase of loans currently relates to loans which may be repurchased in the event of a breach of a representation or warranty or misrepresentation during the loan origination process. These representations and warranties remain outstanding over the life of the loan, although the likelihood that a loan may be repurchased diminishes over time. Most of the higher risk loans (e.g., subprime loans) sold by Columbia were sold servicing released, therefore, the Company is unable to determine the loan’s current outstanding balance. The Company also entered into negotiated settlements with most of Columbia’s loan investors which reduced the Company’s repurchase liability in exchange for a cash settlement. Due to the open-ended nature of the representations and warranties and the absence of loan level data, the Company believes that the remaining total potential repurchase liability cannot be determined in a meaningful manner. As noted in response (C), however, the Company has established a reserve for potential losses based on the assumptions noted in the response. Please note that on Page 5 of the 10-K under Origination, Sale, Servicing and Purchase of Loans, the Company discloses the following loan data for Columbia for the years ended December 2007 and 2006 – total loans originated; subprime loans originated; and subprime loan originations with 100% financing relative to the value of the underlying property.

A portion of the potential repurchase liability relates to prime loans sold by OceanFirst Bank, exclusive of Columbia. Based upon the Company’s experience, however, the likelihood that one of these loans is repurchased was considered remote. The Company did consider these loans in the evaluation of the Reserve for Repurchased Loans due to the recent repurchase experience of prime loans at Columbia and the change in the economic climate.

B.	The amount of loans repurchased in each period is disclosed in the statement of cash flows and was $968,000, $15,495,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006. Losses on loans repurchased are disclosed in the analysis of the reserve for repurchased loans (Note 13) and were $1,007,000, $10,662,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006. Included in the losses on loans repurchased are negotiated settlements with loan investors. These settlements are in lieu of a possible loan repurchase. Included in the losses on loans repurchased are payments for negotiated settlements of $785,000, $6,268,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006.

C.	The material assumptions relied on to determine the reserve for potential losses at December 31, 2008 include the following:

•	Specific Reserves

A specific reserve was established for projected losses on outstanding repurchase requests. The specific reserve was based on the estimated fair market value of the underlying collateral.

•	General Reserves

In addition to the specific reserve, the Company established general reserves for various pools of loans considered likely to generate loan repurchase requests. These pools included: subprime loans subject to negotiated settlements; subprime loans sold in a bulk “scratch and dent” sale (loans with a delinquent history or flaws in the loan documentation); and the sale of prime loans. A projected rate of return and a projected loss on return was applied to each loan pool to arrive at a loss estimate. The assumption for each pool are as follows:

o	Reserve for Subprime Loans Subject to Negotiated Settlements

The Company entered into negotiated settlements with many loan investors which mitigated the Company’s overall exposure to various representations and warranties. The Company estimated a limited rate of return on these loans, projected at 0.50%. The projected loss on return was 50% due to the subprime nature of the loan, high loan-to-value financing, scheduled rate resets and declining home values. These loans were considered a higher risk level pool. As loan interest rates reset higher in 2009 from initial teaser levels, defaults were projected to increase significantly. Investors in the loans may seek to put delinquent loans back to the Company as violations of representations and warranties may be uncovered.

During 2008 there were no repurchase requests from investors who were a party to a negotiated settlement.

o	Reserve for Subprime Loans Sold in a Bulk Scratch and Dent Sale

The bulk scratch and dent sale in June 2007 also required the Company to provide various representations and warranties. The projected rate of return was set at 0.50% which was consistent with the rate used for negotiated settlements. The projected loss on return was 100% which was set higher than the 50% loss rate on negotiated settlements since the scratch and dent sale pool primarily consisted of second mortgages on loans with 100% financing. Due to declining real estate values, there is likely to be little or no available collateral coverage.

The Company had one repurchase request relating to this pool of loans during 2008. The $500,000 loan represented 1.4% of the total scratch and dent loan pool and the loss on repurchase of $98,000 was 19.6% of the loan amount. In this instance, the loss related to a first mortgage loan.

o	Reserve for the Sales of Prime Loans

A reserve for prime loan repurchases was established based on the amount of loans sold during 2007 and 2008. A projected rate of return of 0.50% was applied, consistent with the rate used for subprime loans. A projected loss on return of 30% was assessed; a reduction of 20% from the 50% rate used on subprime loans. Subprime loans typically included no or nominal down payments while prime loans (primarily those sold to a government agency) often required a 20% down payment. As a result the loss experience on prime loans was projected to be less than that for subprime loans.

During 2008 the Company received five repurchase requests on prime loans sold by Columbia. Two of the repurchase requests were settled without a loss. The third repurchase request on a $230,000 loan resulted in a realized loss of $115,000. The fourth repurchase request on a $279,000 loan resulted in a realized loss of $9,000. The fifth repurchase request was on a $270,000 loan and the Company established a specific loss reserve of $81,000 on this loan. The three repurchase requests reflecting losses totaled $779,000 and represented a rate of return of 0.17%. The $205,000 total loss represented a loss on return of 26.3%.

o	The general reserves which were established were generally higher than actual loss experience, however, in establishing the Reserve for Repurchased Loans the Company also considered several economic factors which were likely to adversely impact the Company’s loss experience. These factors included continuing weakness in the housing market and price declines in the local market; a nationwide recession with significant decline in employment; and increasing delinquency and foreclosure rates on single family mortgage loans. Additionally, both FNMA and FHLMC have publicly stated their desire to carefully examine loan documentation with a goal of putting an increasing amount of delinquent loans back to the originator.

Proposed Disclosure

The Company proposes to revise the disclosure in future filings to include the amount of loans repurchased in each period including the resulting loss, the material assumptions relied on to determine the reserve for potential losses on loans, including a comparison of our assumptions to actual repurchases, clarifying and supporting why our assumptions are reasonable. We have underlined the proposed Form 10-K disclosure to reflect the changes that would be made in future filings. The Company confirms that it will make such disclosure in future filings.

FORM OF 10-K DISCLOSURE:

At December 31, 2008 the Bank maintained a reserve for repurchased loans of $1.1 million related to potential losses on loans sold which may have to be repurchased due to an early payment default or a violation of a representation or warranty. Provisions for losses are charged to gain on sale of loans and credited to the reserve while actual losses are charged to the reserve. The amount of loans repurchased was $968,000, $15,495,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006. Losses on loans repurchased were $1,007,000, $10,662,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006. Included in the losses on loans repurchased are negotiated settlements with loan investors. These settlements are in lieu of a possible loan repurchase. Included in the losses on loans repurchased are payments for negotiated settlements of $785,000, $6,268,000 and $0, respectively, for the years ended December 31, 2008, 2007 and 2006.

In order to estimate an appropriate reserve for repurchased loans, the Bank considers recent and historical experience, product type and volume of recent whole loan sales and the general economic environment.

The material assumptions relied on to determine the reserve for potential losses at December 31, 2008 include the following:

•	Specific Reserves

A specific reserve was established for projected losses on outstanding repurchase requests. The specific reserve was based on the estimated fair market value of the underlying collateral.

•	General Reserves

In addition to the specific reserve, the Company established general reserves for various pools of loans considered likely to generate loan repurchase requests. These pools included: subprime loans subject to negotiated settlements; subprime loans sold in a bulk “scratch and dent” sale (loans with a delinquent history or flaws in the loan documentation); and the sale of prime loans. A projected rate of return and a projected loss on return was applied to each loan pool to arrive at a loss estimate.

o	Reserve for Subprime Loans Subject to Negotiated Settlements

The Company entered into various negotiated settlements with many loan investors which mitigated the Company’s overall exposure to various representations and warranties. The Company estimated a limited rate of return on these loans and a projected loss on return. The rate of return and loss on return were applied to a subset of the total loans subject to negotiated settlement – the adjustable-rate loans with rate resets through December 31, 2009. These loans were considered a higher risk level pool. As loan interest rates reset higher in 2009 from initial teaser levels, defaults were projected to increase significantly. Investors in the loans may seek to put delinquent loans back to the Company as violations of representations and warranties may be uncovered.

During 2008 there were no repurchase requests from investors who were a party to negotiated settlements.

o	Reserve for Subprime Loans Sold in a Bulk Scratch and Dent Sale

The bulk scratch and dent sale in June 2007 also required the Company to provide various representations and warranties. The projected rate of return was consistent with the rate used for negotiated settlements. The projected loss on return was set higher than the loss rate on negotiated settlements since the scratch and dent sale pool primarily consisted of second mortgages on loans with 100% financing. Due to declining real estate values, there is likely to be little or no available collateral coverage.

The Company had one repurchase request relating to this pool of loans during 2008. The $500,000 loan represented 1.4% of the total scratch and dent loan pool and the loss on repurchase of $98,000 was 19.6% of the loan amount. In this instance, the loss related to a first mortgage loan.

o	Reserve for the Sales of Prime Loans

A reserve for prime loan repurchases was established based on the amount of loans sold during 2007 and 2008. A projected rate of return was applied, consistent with the rate used for subprime loans. A projected loss on return was assessed at a level less than the rate used on subprime loans. Subprime loans typically included no or nominal down payments while prime loans (primarily those sold to a government agency) often required a 20% down payment. As a result the loss experience on prime loans was projected to be less than that for subprime loans.

During 2008 the Company received five repurchase requests on prime loans sold by Columbia. Two of the repurchase requests were settled without a loss. The third repurchase request on a $230,000 loan resulted in a realized loss of $115,000. The fourth repurchase request on a $279,000 loan resulted in a realized loss of $9,000. The fifth repurchase request was on a $270,000 loan and the Company established a specific loss reserve of $81,000 on this loan. The three repurchase requests reflecting losses totaled $779,000 and represented a rate of return of 0.17%. The $205,000 total loss represented a loss on return of 26.3%.

o	The general reserves which were established were generally higher than actual loss experience, however, in establishing the Reserve for Repurchased Loans the Company also considered several economic factors which were likely to adversely impact the Company’s loss experience. These factors included continuing weakness in the housing market and price declines in the local market; a nationwide recession with significant decline in employment; and increasing delinquency and foreclosure rates on single family mortgage loans. Additionally, both FNMA and FHLMC have publicly stated their desire to carefully examine loan documentation with a goal of putting an increasing amount of delinquent loans back to the originator.

Management believes that the Bank has established and maintained the reserve for repurchased loans at adequate levels, however, future adjustments to the reserve may be necessary due to economic, operating or other conditions beyond the Bank’s control.

Exhibit 13. Financial Statements

Note 3. Investments Securities Available for Sale, page 29

3.	We note the significant deterioration in the value of the corporate debt securities and the unrecognized loss greater than 12 months. Please tell us and revise future filings to include the following:

A.	Please identify the eight issuers, their individual credit ratings at December 31, 2008 (including the lowest rating if there are multiple ratings), and the amount of your investment in each. Please provide updated credit rating information for each quarter in 2009.

B.	Please provide a more detailed discussion of management’s analysis that was performed to determine that the impairments were other than temporary, including a discussion of how management considered illiquidity of the securities and severity and duration of the unrecognized losses. Provide updated discussion for each quarter in 2009, including how changes in credit ratings between periods were considered in your analysis.

A.	Refer to attached Exhibit A for the identity of the eight issuers, the investment in each and the credit ratings at December 31, 2008, March 31, 2009 and June 30, 2009.

B.	First Quarter 2009 – During the first quarter of 2009, the credit ratings on each of the 8 issuers were reduced. This resulted in BankAmerica, Huntington and KeyCorp having split credit ratings: investment grade ratings from Moody’s; and, below investment grade ratings from Standard & Poor’s. Chase, PNC and State Street retained investment grade ratings from both Moody’s and Standard & Poor’s. Corestates (Wells Fargo) and SunTrust were rated by only one of the rating agencies and retained investment grade ratings with their respective rating agency.

In concluding that the impairments were not other than temporary, the Company considered the following factors:

•

The market dislocations experienced in the capital markets beginning in the second half of 2007 caused illiquidity resulting in distressed valuations which were expected to correct in time and prices revert closer to the levels existing prior to the market disruption.

•

The market for the corporate trust preferred securities of the type the Company owns was illiquid and inactive marked by few transactions and wide bid-ask spreads. The inactive market led to higher volatility and greater uncertainty surrounding market prices.

•	Each of the issuers maintains capital ratios in excess of the levels required to be classified as a “well-capitalized” institution.

•	During the first quarter of 2009 six of the eight issuers reduced their common stock dividend to conserve capital.

•

Each of the issuers received funds from the Department of Treasury’s Capital Purchase Program in late 2008 which strengthened each issuer’s balance sheet. Only healthy institutions, as recommended by their primary regulator, were able to qualify for funds under this program.

•

The Company has the intent and ability to hold these securities to maturity as demonstrated by the holding period dating back to 1998. The Company’s cash flow projections demonstrate the continuing ability to hold these securities. The Company currently does not intend to sell these securities prior to maturity and it is more likely than not that the Company will not be required to sell the debt securities before their anticipated recovery.

•	Each issuer is current on interest payments. There have been no missed payments since the issue date of each security.

•	The Company receives research from several firms. None of the analysts has expressed concern about the continuation of interest payments by these issuers.

•	Although three of the issuers were downgraded below investment grade during the first quarter by Standard & Poor’s; all of these issuers maintained their investment grade ratings from Moody’s.

Second Quarter 2009 – In the second quarter of 2009, there were additional credit rating downgrades. SunTrust, rated by Standard & Poor’s only, was downgraded to below investment grade. Corestates (Wells Fargo), rated by Moody’s only, was downgraded, but retained an investment grade rating. PNC was downgraded by Moody’s, but maintained an investment grade at both rating agencies. BankAmerica, Huntington and KeyCorp were downgraded further by both rating agencies, but continued to be split rated; investment grade ratings from Moody’s; and, below investment grade from Standard & Poor’s. Chase and State Street ratings were unchanged, both remaining at investment grade.

In concluding that the impairments were not other than temporary, the Company considered the following factors:

•

The market dislocations experienced in the capital markets beginning in the second half of 2007 continued to cause illiquidity resulting in distressed valuations which were expected to correct in time and prices were expected to revert closer to the levels existing prior to the market disruption.

•

The market for the corporate trust preferred securities of the type the Company owns is illiquid and inactive marked by few transactions and wide bid-ask spreads. The inactive market led to higher volatility and greater uncertainty surrounding market prices.

•	Valuations improved significantly for the securities during the second quarter. In the aggregate, the market value of the securities increased from 48.8% at March 31, 2009 to 56.7% at June 30, 2009.

•	Each of the issuers maintains capital ratios in excess of the levels required to be classified as a “well capitalized” institution.

•	Each of the eight issuers executed one or more capital raises during the quarter including common stock issuance and/or preferred stock conversions.

•

The Company has the intent and the ability to hold these securities to maturity as demonstrated by the holding period dating back to 1998. The Company’s cash flow projections demonstrate the continuing ability to hold these securities. The Company currently does not intend to sell these securities prior to maturity and it is more likely than not that the Company will not be required to sell the debt securities before their anticipated recovery.

•	Each issuer is current on interest payments. There have been no missed payments since the issue date of each security.

•	The Bank receives research from several firms. None of the analysts has expressed concern about the continuation of interest payments by these issuers.

•

Although four of the issuers were rated below investment grade by Standard & Poor’s; three of the four issuers maintained their investment ratings from Moody’s. (The other issuer was not rated by Moody’s.)

General – Capital markets in general and the market for these corporate securities in particular have been disrupted since the second half of 2007. In its analysis, the Company considered that the severity and duration of unrecognized losses was at least partly due to the illiquidity caused by market disruptions. Steps taken by the U.S. Treasury, the Federal Reserve Bank, the Federal Deposit Insurance Corporation and foreign central banks, among others, have been a positive force in restoring liquidity and confidence in the capital markets. The ability of each of these issuers to raise capital in the second quarter of 2009 was testament to the effectiveness of these actions. Also, during the second quarter the overall market valuation of these securities increased as some liquidity was restored to the markets.

In evaluating whether the impairment was not other than temporary, the Company noted at each balance sheet date that each issuer made all the contractually due payments when required. There were no defaults on principal or interest payments. Based on management’s analysis of each individual security, the issuers appear to have the ability to meet debt service requirements for the foreseeable future. Furthermore, although these investment securities are available for sale, the Company does not have the intent to sell these securities and it is more likely than not that the Company will not be required to sell the securities. The Company has held the securities continuously since 1998 and expects to receive its full principal at maturity in 2028. The Company has historically not actively sold investment securities and does not utilize the securities portfolio as a source of liquidity. The Company’s long range liquidity plans indicate adequate sources of liquidity outside the securities portfolio.

Due to the reasons noted above especially the continuing restoration of the capital markets, the improved valuation of the corporate securities, the improved capital position of the issuers, the uninterrupted payment of all contractually due interest, and the ability and intent to hold the securities to maturity, management has determined that only a temporary impairment existed at the balance sheet dates.

Note 14. Fair Market Measurements, page 36

4.	Noting the discussion of the illiquidity of your corporate bonds in your Form 10-K, please tell us and revise future filings to clarify how you determined that none of these securities should be classified as Level 3 under SFAS 157. Include a discussion of management’s policy and procedures for reviewing information obtained from third party pricing vendors and security industry sources to ensure that the assumptions used to value these securities are reasonable and that no unobservable inputs were used in determining those assumptions, which would result in a Level 3 classification.

The Company utilizes third party pricing services provided by Interactive Data Corp. (IDC) to obtain market values for its corporate bonds. Management’s policy is to obtain and review all available documentation from the third party pricing service relating to their SFAS 157 market value determinations, including their methodology and summary of inputs. Management reviews this documentation, makes inquiries of the third party pricing service and makes a determination as to the level of the valuation inputs. Based on our review of available documentation and discussions with the third party pricing service, management concluded that Level 2 inputs were utilized. The significant observable inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities and observations of equity and credit default swap curves related to the issuer.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 22 of Definitive Proxy Statement on Schedule 14A

5.	We note that your disclosure that performance metrics for your cash incentive awards for 2008 were based on return on equity, efficiency ratio, fee income and internal audit scores and what annual incentive payouts were made to each of your principal executive officers.

Please provide us with proposed revised disclosure and confirm that you will disclose the targets, trigger values and actual results of the performance goals for the relevant periods in future filings.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Company proposes to revise the disclosure to include the targets, trigger values and actual results relating to the Cash Incentive Awards in the manner set forth below. For your convenience, we have marked the 2009 proxy disclosure to reflect the changes that would be made in future filings. Please note that for fiscal 2009, the Company performance factors will be based on earnings per share, efficiency ratio, total shareholder return peer comparison and internal audit score. The Company confirms that it will make such disclosure in future filings, provided however, that as the Company is a TARP participant, the form of disclosure set forth below will only be included in future proxies to the extent the Company is able to pay bonuses in accordance with the Emergency Economic Stabilization Act of 2008 (“EESA”) and the American Recovery and Reinvestment Act of 2009 (“ARRA”), as amended, and regulations adopted thereunder.

FORM OF PROXY DISCLOSURE:

Cash Incentive Awards

The Company determined cash incentive awards for 2009 in accordance with guidelines established by the Human Resources/Compensation Committee. The SEO annual Incentive Compensation Bonus is contingent on the performance of the Company, the Bank and the individual. The Incentive Compensation Plan compares actual performance against targets that are approved by the Human Resources/Compensation Committee at the beginning of each year. The targets are weighted between individual objectives and the Company’s success in achieving its financial goals. Targeted bonus levels in 2009 range from 25% to 50% of base salary. Ordinarily, based on performance and achievement of goals, actual bonus under the

Plan may range from 50% of targeted bonus levels for threshold performance to 150% for superior performance. Generally, the higher the level of responsibility of the officer or employee in the Company the greater the percentage of base salary that may be awarded under the Plan for achievement of performance goals. For 2009, the Company performance metric was based on earnings per share, efficiency ratio, total shareholder return and internal audit scores, utilizing the following matrix:

Category	Weight	Threshold 50%	Target 100%	Superior 150%

Earnings Per Share (EPS)	50%	$ 1.15	$ 1.33	$ 1.40

Efficiency Ratio	20%	65.80%	63.50%	62.30%

Total Shareholder Return Against Peers (TSR)	20%	50th Percentile (8th of 16)	62.5 Percentile (10th of 16)	75th Percentile (12th of 16)

Audit Score Average	10%	2.85	2.95	3.05

	100%

For purposes of the matrix, Earnings Per Share (EPS) and Efficiency Ratio are the GAAP ratios set forth in the Company’s Financial Statements. Total Shareholder Return Against Peers (TSR) is based on the Company’s stock and dividend performance measured against a group of sixteen (16) similar financial institutions; the same group utilized by the Company’s independent compensation consultant to review and assess the competitiveness of the Company’s compensation program for executive officers and directors. Audit Score Average is calculated using the average audit score as determined by the Company’s Internal Audit Group during the calendar year. Audit scores range from Unsatisfactory (1) to Superior (4).

The Company must attain a net income of at least $1.5 million and meet the threshold level in at least one category in order to pay any bonus based on the Company’s performance.

Grants of Plan-Based Awards, page 28 of Definitive Proxy Statement on Schedule 14A

6.	Please remove in future filings the column captioned “Closing Market Price of Shares on the Date of Grant” as it is not part of the required table. Refer to Item 402(d) of Regulation S-K. If you have used the closing price to value the options, please revise the footnotes of the table accordingly. Please refer to instruction 3 of item 402(d).

The staff’s comment is noted and the column captioned “Closing Market Price of Shares on the Date of Grant” will be deleted from future tables. The Company utilizes the closing price of the underlying shares of Common Stock on the Nasdaq

Global Select Market on the date of grant as the exercise price of the options. As such, no footnote disclosure is required in accordance with Instruction 3 Item 402(d). Consequently, footnote (5) on page 29 of the 2008 definitive proxy will be deleted in future proxy statements.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 43 of Definitive Proxy Statement on Schedule 14A

7.	We note your disclosure in this section that you offer residential loans to executive officers on terms not available to the public. Please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to persons not related to the lender. Please represent to the staff that this disclosure will be included in future filings with the SEC.

The following reflects information required by Item 404(a)(1-6) for loans in excess of $120,000 to directors and senior executive officers of the Company that were not made on the same terms (including interest rates and fees charged) as those available to persons not related to the Company. OceanFirst Bank has a policy of providing mortgage, home equity and auto loans to employees who have completed one year of service, at a rate that is 1% below the Bank’s prevailing rate for the specific type of loan. As requested, the following chart reflects loans outstanding to senior executive officers and immediate family members sharing the same household as the senior executive officer, which were made at the discounted interest rate and which exceed $120,000 in the period presented. There were no loans outstanding to non-employee directors which were made at a discounted interest rate. The information is presented as of August 31, 2009 (the latest practicable date):

OCEANFIRST BANK CREDIT EXTENSIONS TO INSIDERS AS OF AUGUST 31, 2009

NAME	POSITION	LOAN TYPE	LARGEST AMOUNT OF PRINCIPAL OUTSTANDING IN 2009	PRINCIPAL OUTSTANDING AS OF AUGUST 31, 2009	PRINCIPAL PAID IN 2009	INTEREST PAID IN 2009	CURRENT RATE

John R. Garbarino	Chairman, President and CEO	First Mortgage	717,658	705,894	11,764	17,813	3.750%

The Company confirms that this disclosure will be made in future filings with the SEC.

Form 10-Q for the period ended June 30, 2009

Changes in Stockholders’ Equity, page 3

8.

We note that you report an unrecognized loss on securities available for sale of $1,106,000, net of a tax benefit, in determining comprehensive income for the period ended June 30, 2009. Please tell us and revise future filings to clarify why you have apparently added back that loss to net income to arrive at total comprehensive income rather than subtracting it.

The Statement of Changes in Stockholders’ Equity at June 30, 2009 contained a typographical error in the description of other comprehensive income. The description should have read – Unrealized gain on securities, net of tax expense. Therefore, the $1,106,000 is an unrealized gain, net of tax expense, and should properly be added back to net income to arrive at total comprehensive income. The amount reported for comprehensive income at June 30, 2009 in the Statement of Changes in Stockholders’ Equity is correct.

Note 11. Issuance of Preferred Stock, page 12

9.	You state on page 13 that you allocated the proceeds from the issuance of the preferred stock to the preferred stock and the warrants based on their relative fair values. Please address the following regarding this disclosure:

•	Clearly identify the methodology and assumptions used to calculate the fair value of the preferred stock.

•	Quantify the discount rate used to value the preferred stock.

•	Clearly identify the methodology and assumptions used to value the warrants.

In determining the fair value of the preferred stock, the Company utilized a discounted cash flow approach with the fair value derived by the present value of all future cash flow streams, discounted at an expected market interest rate. The discounted cash flow valuation model included the following assumptions:

•	Interest Cash Flows – observable input derived from Security Purchase Agreement.

•	Principal Cash Flows – observable input derived from Security Purchase Agreement

•

Term/Period – unobservable input based on the terms of the Security Purchase Agreement and the Company’s expectations to redeem the preferred stock. The preferred stock has no maturity date, however, the Company may redeem the preferred shares at any time with the approval of the Secretary of the Treasury after consultation with the Office of Thrift Supervision. Under the terms of the Security Purchase Agreement, cumulative dividends on the preferred stock will accrue at 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The Company accepted the preferred stock investment on a voluntary basis due to the uncertainties surrounding the economic recession. The Company was more than well-capitalized before receipt of the preferred stock investment and the Company’s conservative risk profile did not make the preferred stock investment necessary. Due to the increase in the dividend rate after five years and the resulting prohibitive cost of the preferred stock and related dilutive effect on earnings per share, the estimated term was established at five years. The Company expects to fund the repurchase through internally generated capital or through access to the capital markets.

•

Discount Rate – unobservable input derived from data obtained from independent investment bankers who are active market participants for similarly structured transactions. A 14% discount rate was utilized, reflecting the most likely rate to be used by an active market participant.

In determining the fair value of the warrants on the closing date of January 16, 2009, the Company utilized the Black-Scholes option pricing model. The Black-Scholes option pricing model includes the following assumptions:

•	Strike Price – observable input derived from Security Purchase Agreement ($15.07).

•	OceanFirst Stock price at Initial Recognition – observable input derived from NASDAQ stock market close ($14.83).

•

Term – under the terms of the American Recovery and Reinvestment Act of 2009, in the event the Company redeems the preferred stock, the Treasury must liquidate the warrants at the current market price. As a result, the expiration date of the warrants will be the same as the term of the preferred stock. For the reasons noted above, the expected term is five years.

•	Risk Free Rate (5 Year Treasury Rate) – observable input derived from Bond market (1.47%).

•	Dividend Rate – observable input derived from OceanFirst cash dividend payments and stock market activity (4.79%).

•	Volatility – observable input derived from OceanFirst’s historical volatility as of initial recognition. Historical volatility was used as a proxy in determining the volatility assumption (27.0%).

•	Number of Shares – observable input from Securities Purchase Agreement as all shares are expected to be exercised (380,853).

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John R. Garbarino

John R. Garbarino

President/CEO

/s/Michael J. Fitzpatrick

Michael J. Fitzpatrick

Executive Vice President/CFO

				Exhibit A

OceanFirst Financial Corp
Corporate Debt Securities

		CREDIT RATINGS (Moody’s/S&P’s)
	BOOK
DESCRIPTION	VALUE	06/30/09	03/31/09	12/31/08

BANKAMERICA CAPITAL	15,000,000	Baa3/B	A2/BB-	Aa3/A-
CHASE CAPITAL	10,000,000	A1/BBB+	A1/BBB+	Aa3/A-
CORESTATES CAPITAL ( Now Wells Fargo)	5,000,000	A3/NR	A1/NR	A2/NR
HUNTINGTON CAPITAL	5,000,000	Baa3/B	Baa1/BB	Baa1/BBB-
KEYCORP CAPITAL	5,000,000	Baa2/BB	A3/BB+	A3/BBB
PNC CAPITAL	5,000,000	Baa1/BBB	A2/BBB	A2/A-
STATE STREET CAPITAL	5,000,000	A2/BBB+	A2/BBB+	A1/A
SUNTRUST CAPITAL	5,000,000	NR/BB+	NR/BBB	NR/A-

	55,000,000